Exhibit 99.1

PARAGON SHIPPING ANNOUNCES THE APPOINTMENT OF CHIEF FINANCIAL OFFICER

December 2, 2015 – Athens, Greece - Paragon Shipping Inc. (the “Company”) (NASDAQ: PRGN) a global shipping company specializing in the transportation of dry bulk cargoes, announced today that the Board of Directors has appointed Mr. Nikolas Arachovas as the Chief Financial Officer of the Company, with immediate effect.

Nikolas Arachovas has been the Financial Advisor of Allseas Marine S.A., the Company’s technical and commercial manager, since February 2015. He brings more than eight years of experience in shipping and held senior management positions in companies, where he was involved in their financial strategy. Prior to engaging in shipping, he worked for international companies such as Coca-Cola HBC, Deloitte and S&B Industrial Minerals.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of the Company, commented: “We welcome Nikolas as our new CFO. Nikolas has been supporting us since February by providing valuable financial advice. We believe that his business understanding, his financial background, as well as his capital markets experience will be valuable assets to our Company.”

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping’s current fleet consists of twelve drybulk vessels with a total carrying capacity of 719,769 dwt. In addition, Paragon Shipping’s current newbuilding contracts consist of two Ultramax and three Kamsarmax drybulk carriers that are scheduled to be delivered between the fourth quarter of 2015 and the first quarter of 2016. The Company’s common shares and senior notes trade on the NASDAQ Capital Market under the symbols “PRGN” and “PRGNL,” respectively. For more information, visit: www.paragonship.com. The information contained on Paragon Shipping’s website does not constitute part of this press release.

Contacts:

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron

Rudy Barrio (Investors)

rbarrio@dresnerallencaron.com

(212) 691-8087